UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 1)*

IMAGEMAX, INC. (Name of Issuer)
Common Stock, no par value (Title of Class of Securities)
45245V 10 1 (CUSIP Number)
April 30, 2002 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[		] Rule 13d-1(b)
[	X	] Rule 13d-1(c)
[		] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 45245V 10 1

1.	Names of Reporting Persons. William S. Fagan I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]

3.	SEC USE ONLY

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 200,100 shares

	6.	Shared Voting Power None. (1)

	7.	Sole Dispositive Power 200,100 shares

	8.	Shared Dispositive Power None. (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 200,100 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 2.9% (1)(2)

12.	Type of Reporting Person IN

(1) The Reporting Persons disclaim being part of a group and the filing of this statement shall not be construed as an admission that such person is, for the purposes of section 13(d) or 13(g) of the Act, the beneficial of any securities covered by the statement. Mr. And Mrs. Fagan are married to one another, and therefore may be deemed to have shared voting and dispositive power, having an aggregate 226,600 shares representing 3.3% of the outstanding shares, following Mr. Fagan's sale of 106,000 shares on April 23, 2002.

(2) Percentage calculations are based upon the Issuer having 6,793,323 shares of common stock outstanding as reported in the Issuer's most recent annual report on Form 10-K for the year ended December 31, 2001.
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Item 1.
(a)	Name of Issuer IMAGEMAX, INC.
(b)	Address of Issuer's Principal Executive Offices 455 Pennsylvania Ave., Suite 128 Fort Washington, PA 19034

Item 2.
(a)	Name of Person Filing William S. Fagan; Laura A. Fagan; Carol A. Armstrong; James Dvorak
(b)	Address of Principal Business Office or, if none, Residence The principal office address for all of the Reporting Persons is 5201 N. O'Connor Blvd., Suite 440, Irving, Texas 75039
(c)	Citizenship All Reporting Persons are citizens of the United States of America.
(d)	Title of Class of Securities Common Stock, no par value.
(e)	CUSIP Number 45245V 10 1

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
(a)	Amount beneficially owned: William S. Fagan (200,100 shares);Laura A. Fagan (26,500 shares); Carol A. Armstrong (7,000 shares); James Dvorak (12,000 shares). (See Footnote 1 above)
(b)	Percent of class: William S. Fagan (2.9%); Laura A. Fagan (0.4%); Carol A. Armstrong (0.1%); James Dvorak (0.1%). The Reporting Persons own an aggregate 3.3%. (See Footnotes 1 and 2 above).
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote William S. Fagan (200,100 shares);Laura A. Fagan (26,500 shares); Carol A. Armstrong (7,000 shares); James Dvorak (12,000 shares). (See Footnote 1 above)
	(ii)	Shared power to vote or to direct the vote None
(iii)

Sole power to dispose or to direct the disposition of

William S. Fagan (200,100 shares);Laura A. Fagan (26,500 shares); Carol A. Armstrong (7,000 shares); James Dvorak (12,000 shares). (See Footnote 1 above)

	(iv)	Shared power to dispose or to direct the disposition of None

Item 5.	Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Instruction: Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group

          The Reporting Persons disclaim being part of a group or having beneficial ownership of the other Reporting Persons' shares. The Reporting Persons work for the same employer and have a working relationship with each other, but each Reporting Person makes his or her own investment decisions. While none of the Reporting Persons owns more than 5% of the outstanding common stock of the Issuer, the Reporting Persons are jointly filing this Schedule 13G should they later be deemed a group.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 01, 2002
By:	/s/ William S. Fagan William S. Fagan

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